FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Year Ended March 31, 2011 which was filed with the Tokyo Stock Exchange on May 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 12, 2011	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

Consolidated Financial Results

for the Year Ended March 31, 2011

(Prepared in Accordance with U.S. GAAP)

May 12, 2011

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en/index.html
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chairman of the Board, President
Contact:	Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Strategy (Phone: +81-3-5771-0222)
Date of General Shareholders Meeting:	June 29, 2011
Date of dividend payment:	June 8, 2011
Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Year Ended March 31, 2011

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Year ended March 31, 2011	257,988	20,791	19,082	12,934
% change from previous year	(1.6)%	11.4%	11.4%	(2.9)%
Year ended March 31, 2010	262,144	18,664	17,122	13,314
% change from previous year	(15.4)%	(31.8)%	(30.7)%	22.4%

Note:	Comprehensive income
	Year ended March 31, 2011:	¥10,562 million	a year-on-year decrease of 19.0%
	Year ended March 31, 2010:	¥13,041 million	a year-on-year increase of 55.4%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)	Return on stockholders’ equity attributable to KONAMI CORPORATION	Ratio of income before income taxes to total assets	Ratio of operating income to net revenues
Year ended March 31, 2011	96.48	96.48	6.8%	6.2%	8.1%
Year ended March 31, 2010	99.76	99.76	7.3%	5.7%	7.1%

Reference:	Equity in net income of affiliated companies
	Year ended March 31, 2011:	¥41 million
	Year ended March 31, 2010:	¥56 million

(2) Consolidated Financial Position

	(Millions of Yen, except percentages and per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio	KONAMI CORPORATION stockholders’ equity per share (yen)
March 31, 2011	313,891	198,407	193,914	61.8%	1,424.36
March 31, 2010	298,198	189,231	184,465	61.9%	1,382.16

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2011	26,605	(10,773)	(6,182)	59,541
Year ended March 31, 2010	14,297	(6,449)	(10,744)	50,740

2. Cash Dividends

Record Date	Cash dividends per share (yen)					Total cash dividends (annual)	Payout ratio (consolidated)	Cash dividend rate for stockholders’ equity (consolidated)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2010	—	27.00	—	27.00	54.00	¥7,206 million	54.1%	4.0%
Year ended March 31, 2011	—	16.00	—	16.00	32.00	¥4,314 million	33.2%	2.3%
Year ending March 31, 2012 -Forecast-	—	16.00	—	16.00	32.00		31.7%

3. Consolidated Earnings Forecast for the Year Ending March 31, 2012

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2012	258,000	26,000	24,000	14,000	100.99
% change from previous year	0.0%	25.1%	25.8%	8.2%

Note: We do not disclose projected consolidated results for interim periods.

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : Yes

New: One company - Takasago Electric Industry Co., Ltd.

(2) Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis for quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Please refer to page 30 for details.

(3) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Year ended March 31, 2011	143,500,000 shares
	Year ended March 31, 2010	143,500,000 shares

2.	Number of Treasury Stock:
	Year ended March 31, 2011	7,359,029 shares
	Year ended March 31, 2010	10,039,336 shares

3.	Average number of shares outstanding:
	Year ended March 31, 2011	134,065,450 shares
	Year ended March 31, 2010	133,461,138 shares

(Reference) Summary of Non-consolidated Financial Results

1. Results for the Year Ended March 31, 2011

(1) Non-consolidated Results of Operations

	(Millions of Yen, except percentages and per share data)
	Operating revenues	Operating income	Ordinary income	Net income
Year ended March 31, 2011	16,430	12,011	11,943	12,423
% change from previous year	(14.8)%	(17.8)%	(17.6)%	(11.8)%
Year ended March 31, 2010	19,295	14,609	14,495	14,092
% change from previous year	(10.1)%	(7.3)%	(7.8)%	49.1%

	Basic net income per share (yen)	Diluted net income per share (yen)
Year ended March 31, 2011	92.67	—
Year ended March 31, 2010	105.60	—

(2) Non-consolidated Financial Position

	(Millions of Yen, except percentages and per share data)
	Total assets	Total net assets	Equity ratio	Net assets per share
March 31, 2011	190,189	164,269	86.4%	1,206.61
March 31, 2010	178,743	153,012	85.6%	1,146.50

Reference:	Total Stockholders’ equity
	Year ended March 31, 2011:	¥ 164,269 million
	Year ended March 31, 2010:	¥ 153,012 million

Information Regarding the Audit Review Procedures:

This report is outside the scope of the procedures for audit of consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 10, 11 and 12 for further information regarding our business forecasts.

In accordance with a share exchange agreement between the Company and HUDSON SOFT CO., LTD. (“HUDSON”), a consolidated subsidiary of the Company, the Company executed the share exchange on April 1, 2011 and made HUDSON a wholly owned subsidiary of the Company. Under this share exchange, the Company used approximately 2,491 mil shares of its treasury stock for the allocation of shares to HUDSON’s shareholders. As a result, per share data on consolidated earnings forecast was calculated by the number of shares issued, which had recognized the decrease of the treasury stock.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on May 12, 2011.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

A difficult business climate persisted in the environment surrounding the KONAMI CORPORATION and its subsidiaries (“KONAMI”) as uncertainty over the future due to factors such as the impact of the appreciation of the yen and deflation.

Efforts are being made in the entertainment market to create new demand. They include the launching of new video game consoles that offer new ways to play games through the addition of novel methods of operation as well as games that make full use of 3D video technology. The growth of social networking services (SNS) is also creating new business opportunities for the video game industry.

Meanwhile, the tourism market related to the gaming market, such as Las Vegas, where a severe business environment has persisted, is expected to bottom out. Major casino operators are still cautious about their investments; however, we will continue to focus more attention on the market trends. In the health and fitness industry, challenging business conditions persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate, revenue per member declined, price wars intensified and low monthly membership fees increasingly took hold.

Against this backdrop, in the Digital Entertainment segment of KONAMI, sales of SNS games, including DRAGON COLLECTION and SENGOKU COLLECTION, increased steadily. As for the home video games, it rolled out the latest title of METAL GEAR series, and Winning Eleven (known in the U.S. and Europe as Pro Evolution Soccer) series on multiple platforms. Those sales progressed favorably. Furthermore the release of the latest romance simulation game LOVEPLUSPLUS received a highly positive response among Japanese consumers.

In our Gaming & Systems segment, sales of the Advantage 5 five-reel stepper machine series and the Podium video slot machine, etc. progressed steadily, centered on the North American market.

In our Pachinko & Pachinko Slot Machines segment, KONAMI saw strong sales of pachinko slot machines based on the Castlevania II series and other KONAMI Group content. Liquid crystal displays’ (“LCDs”) units for pachinko machine manufacturers also sold strongly.

In our Health & Fitness segment, we developed and introduced new services, in order to meet diversifying customers’ needs, utilizing IT, which is one of KONAMI’s strengths, in health management, exercise and nutritional guidance, and provided upgraded services to our customers whose health consciousness is on the rise. Separately, the Great East Japan Earthquake caused damage to multiple KONAMI facilities in the Kanto and Tohoku regions. Operations at certain facilities have been suspended over an extended period.

In terms of the consolidated results for the year ended March 31, 2011, net revenues amounted to ¥257,988 million (a year-on-year decrease of 1.6%), operating income was ¥20,791 million (a year-on-year increase of 11.4%), income before income taxes and equity in net income of affiliated companies was ¥19,082 million (a year-on-year increase of 11.4%), and net income attributable to KONAMI CORPORATION was ¥12,934 million (a year-on-year decrease of 2.9%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Year ended March 31, 2010	Year ended March 31, 2011	% change
Digital Entertainment	¥142,650	¥133,124	(6.7)
Gaming & Systems	19,996	21,868	9.4
Pachinko & Pachinko Slot Machines	14,429	17,987	24.7
Health & Fitness	85,765	85,911	0.2
Eliminations	(696)	(902)	29.5

Consolidated net revenues	¥262,144	¥257,988	(1.6)

Note:	From the year ended March 31, 2011, we separately present Pachinko & Pachinko Slot Machines Segment which has been included in “other” segment.

Digital Entertainment

Computer & Video Games business: In game software, Master League Online and Copa Santander Libertadores, the championship that decides the strongest club team in South America, debuted in WORLD SOCCER Winning Eleven 2011 (known in the US and Europe as PES 2011 - Pro Evolution Soccer), which further expands the scope of game playing in the latest title of the popular Winning Eleven (known in the US and Europe as Pro Evolution Soccer) series that boasts total global sales that exceed 69.7 million units. Meanwhile, WORLD SOCCER Winning Eleven 2010 Aoki Samurai no Chosen was launched on multiple platforms to coincide with the once-every-four-years festivities that excite soccer fans worldwide. This title includes the ‘Japan Challenge Mode,’ which has the Japanese national team competing to become No.1 in the world. Furthermore, KONAMI unveiled Winning Eleven 3DSoccer (known in the US and Europe as PES 2011 - Pro Evolution Soccer 2011 3D) upon the launch of NINTENDO 3DS. This game’s 3D graphics add an enhanced degree of realism that makes users feel as if they are really playing on the soccer field.

METAL GEAR SOLID PEACE WALKER – the first sequel to the METAL GEAR series for the PSP platform – was also launched and met high reviews on the market. Featuring a cooperative mode and other features that fully utilizing the capabilities of the portable platform, the game has been well received by long-term fans of the series. Furthermore, global shipments of Castlevania: Lords of Shadow, which is the latest title in the Castlevania series reborn in association with Kojima Productions and in collaboration with Mercury Steam of Spain, enjoyed healthy sales. In addition, a wide-ranging lineup of other games was also released, including JIKKYO PAWAFURU PUROYAKYU 2010, the latest in the JIKKYO PAWAFURU PUROYAKYU series and the first title in the series to launch a version for the PS3 console; communication game Tongari Boshi to Maho no Omise; the music game, which remains a perennial favorite, Def Jam Rapstar, in which famous artists have collaborated with their record labels; and the karaoke game Karaoke Revolution Glee, which is based on the highly popular musical comedy TV series “Glee” broadcast in the U.S. on Fox Broadcasting.

Meanwhile, the strength of the romance-themed communication game series LOVEPLUS as a product that proposed a new style of video game, displayed through record first week sales of the latest title LOVEPLUSPLUS exceeding those of the previous title, was recognized through receipt of the Excellence Award in the 25th Digital Content Grand Prix and the Award for Excellence in the Games of the Year Division of the Japan Game Awards 2010. Series’ content and its world view will continue to be expanded in the future.

In games for SNS, DRAGON COLLECTION, for which online distribution was launched on GREE in September 2010, saw membership top 2 million players. DRAGON COLLECTION has also remained the top-ranking GREE title for 23 straight weeks and received the “Best Overall Application Award” at GREE Platform Awards 2010. In these ways, this game has won strong customer support from many quarters and sales are expanding steadily. KONAMI also continued to reinforce content roll-out for the social gaming market with membership surpassing 1 million players for SENGOKU COLLECTION, a warlord social game in which players aim to become a shogun ruler, after online distribution commenced on Mobage-town in December 2010.

Amusement business: In amusement arcade video games, MAH-JONG FIGHT CLUB ultimate version, the latest in the MAH-JONG FIGHT CLUB series, began operations. This title has adopted e-AMUSEMENT Participation in which operators and KONAMI share the revenue of game playing by users. A new business model for game units at amusement facilities, this system provides continuous new content distribution according to user demand and operational status. This new system not only contributes to enhancing the operation rate of game units and providing a steady stream of revenue but also lowering the initial investment fees on the part of operators by providing game units and equipment required for the system at low cost.

In addition, the newest rhythm and action match-up game REFLEC BEAT which creates a fun fusion of music games and action games; BASEBALL HEROES 2010 WINNER, the newest game in the BASEBALL HEROES series; AnimaLotta, a roulette-based lottery medal game that can be played via PSP, iPhone and other Wi-Fi devices; GI-Turf TV, an online horse racing simulator medallion game that can be played as a nationwide online competition; and the video game LOVEPLUSARCADE COLORFUL CLIP as well as the medal-pusher game LOVEPLUSMEDAL Happy Daily Life which were the first amusement arcade video games for the series also entered service.

Card Games business: Yu-Gi-Oh! Trading Card Game series continuously sold well.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2011 in this segment amounted to ¥133,124 million (a year-on-year decrease of 6.7%).

Gaming & Systems

In the North American market, the Advantage 5 five-reel stepper machine series, which has become a standard item, and the Podium video slot machine continued to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding market share. In the Australian market, sales of the Podium also progressed favorably. Full-scale marketing is also in progress in Europe and Central, South America and Asia, in order to build a distributor network for the market.

In addition, the Podium loaded with new content was exhibited at the Global Gaming Expo (G2E), held in Las Vegas in November, 2010. Other exhibits at G2E, one of the largest trade fairs for the gaming industry, included Advantage Revolution, which has been proving popular since the previous fiscal year for its entertaining effects, and KP3—a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. The exhibits enjoyed favorable reviews for their rich lineup and high-quality content.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2011 in this segment amounted to ¥21,868 million (a year-on-year increase of 9.4%).

Pachinko & Pachinko Slot Machines

KONAMI sold pachinko slot machines based on KONAMI Group content such as Castlevania II, Gokuraku Parodius, and GENSO SUIKODEN. As for original content, Magical Halloween 2, a model rolled out in the previous fiscal year, sold briskly. Strong sales of LCDs units for pachinko machine manufacturers were also recorded.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2011 in this segment amounted to ¥17,987 million (a year-on-year increase of 24.7%).

Health & Fitness

Operation of fitness clubs: Challenging business conditions persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate, revenue per member declined, price wars intensified and low monthly membership fees increasingly took hold. Against this backdrop, KONAMI opened the new facility in Nishioji-Oike (Kyoto City) in October, 2010 added two new facilities in April, 2010: one in Niigata (Niigata City) and another in Kami-Ooka (Yokohama City). We developed and introduced new health programs utilizing IT, which is one of KONAMI’s strengths, in health management, exercise and nutritional guidance, and provided upgraded services to our customers, whose health consciousness is on the rise.

KONAMI also opened the Konami Sports Club Golf Academy at Konami Sports Clubs nationwide. The golf academy offers a unique golf instruction service that combines KONAMI’s fitness instruction know-how, its teaching theories and state-of-the-art golf swing analysis technology. The academy is being introduced sequentially and is enjoying favorable reviews of its unique service. Efforts were made for the development of junior golf with the hosting of the Kid’s Golfer Challenge Cup for children, with the national tournament held in Chiba prefecture in December, 2010.

Furthermore, we undertook efforts for the enhancement of member services and introduced the Life Support Service, which further enriches member’s lives through leisure, healthcare and other services, and Anshin Plus, a plan that comes with coverage against accidents or injuries at the sports club.

Operation of sports facilities outsourced to us: In the management of facilities outsourced to KONAMI, we began to operate the health promotion center at the area for general health in the Toyooka City (Hyogo Prefecture), the Spark Aoba (Ibaraki Prefecture) and the Fureai (Communicating) health promotion center in Takaishi City (Osaka Prefecture), and we continued to promote the health of community residents by making use of KONAMI’s know-how and experience in the operation of public facilities, etc.

Separately, the Great East Japan Earthquake caused damage to buildings at KONAMI facilities in the Tohoku and Kanto regions. Other impacts included reduced business hours and the temporary closure of facilities are subject to rolling blackouts. KONAMI has closed part of the directly-operated facilities that sustained heavy damage for an extended period.

In terms of financial performance, consolidated net revenues for the year ended March 31, 2011 in this segment amounted to ¥85,911 million (a year-on-year increase of 0.2%).

(3) Outlook for the Fiscal Year Ending March 31, 2012

Digital Entertainment

Phenomenal recent growth in SNS is spawning more and more new business opportunities. Social gaming and other new Internet services are considered to offer prospects for attracting new user groups and rolling out multifaceted content. KONAMI is already seeing signs of success with social games, and certain content has earned rave reviews from users. For this reason, KONAMI will further concentrate business resources on this field and take full advantage of its expertise and extensive content developed so far to reinforce online distribution via SNS sites and expand its product lineup.

In April 2011, KONAMI started a distribution on the GREE platform for PROFESSIONAL BASEBALL DREAM NINE, a Nippon Professional Baseball (NPB)-sanctioned social game in which players collect digital baseball cards, build their own original “dream” teams and face-off against other players nationwide or compete for glory in league games.

In game software, KONAMI will continue to focus on enhancing global releases including the launch of NeverDead for PS3 and Xbox360. For the NINTENDO 3DS, KONAMI’s product pipeline includes PROFESSIONAL BASEBALL SPIRITS 2011, a baseball game featuring ultra-realistic graphics, and METAL GEAR SOLID: SNAKE EATER. Production of various titles for Sony’s recently announced NGP next-generation handheld game console is also under way. In these ways, KONAMI will offer a breadth of content that best fits each game platform.

In amusement arcade video games, KONAMI intends to work to revitalize the amusement arcade industry by providing entertainment that can only be enjoyed at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. KONAMI will continue to phase in an expanded range of amusement arcade video game models compatible with PASELI electronic money, which entered service last spring as a means of stimulating new demand. In addition, the new e-AMUSEMENT Participation system made its debut in November 2010 with MAH-JONG FIGHT CLUB ultimate version. KONAMI will continue to expand the lineup of e-AMUSEMENT Participation compatible models, with the aim of developing innovative service proposals that propel the entire industry forward.

In addition, we intend to also devote our efforts to the online marketing of titles for the increasing number of game consoles with network connectivity as well as mobile phones and mobile terminals. As for popular content, we will pursue high synergy through multifaceted development that is not restricted to home video game software, arcade games or card games.

Gaming & Systems

In slot machine marketing, regarding steppers, we will continue to implement the aggressive marketing of the Advantage 5 series which is enjoying popularity. Regarding video slot machines, we will carry out product development with a focus on the Podium, which is a standard series. Efforts will also be focused on KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales and seek to improve our sales in the Europe, Central and South American and Asian markets.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. In the future, we intend to aggressively market the system in other markets, develop new functions, and reinforce the system’s strength as a product.

KONAMI intends to further reinforce collaboration between its three bases—the United States, Australia and Japan—and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the added-value of existing products. We will continue to use KONAMI’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Pachinko & Pachinko Slot Machines

The KONAMI Group has worked to strengthen and expand its presence in the entertainment business fields. In January 2011, KONAMI converted Takasago Electric Industry Co., Ltd. (formerly Abilit Corporation) into a consolidated subsidiary. This company has a strong track record in the pachinko and pachinko slot machine industry.

Looking ahead, KONAMI will strive to expand its product lineup and further enhance its sales system in the pachinko and pachinko slot machine business by taking full advantage of the KONAMI Group’s business resources and the extensive expertise of Takasago Electric Industry Co., Ltd.

Health & Fitness

KONAMI strives to accurately grasp diversifying customer needs and aim to enhance the added-value of Konami Sports Clubs by proposing new lifestyles. We plan to promote our health and fitness business by leveraging our strengths in the operation of more than 300 of Japan’s largest-scale sports clubs, expanding our products and services and by creating synergy through the enrichment of the programs offered at the facilities, the computerization of health management and the upgrading and the expansion of our product lineup and other efforts.

Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness of promoting good health, against the backdrop of an aging society and government measures taken against lifestyle diseases.

In April 2011, KONAMI opened Konami Sports Club Izumifuchu in Izumi City, Osaka. In a community anticipated to become a new social hot spot for the city’s residents, KONAMI is offering an extensive activities program addressing the goals and needs of many different age groups. Konami Sports Club Golf Academy will open with a new comprehensive golf instruction program. For children, a variety of activities are being made available, including swimming, gymnastics, golf, junior funk (dance lessons), karate and aikido. Furthermore, in May 2011, Konami Sports Club GRANCISE Osaka will open in Osaka City, Osaka. Blessed with a prime location directly linked to JR Osaka Station, western Japan’s largest rail terminal, GRANCISE Osaka will be fully equipped with a fitness studio, machine training gym, hot springs bath, and physical therapy parlor. GRANCISE Osaka will provide a higher grade of premium services so that members enjoy luxuriant moments in the heart of the bustling city.

Under such circumstances, we intend to continue to roll out new facilities and offer extensive programs, products and services that meet regional characteristics and customer needs and respond to changes in the business environment and aim to expand and enrich services, both within and outside our facilities, to support the maintenance and promotion of good health.

Meanwhile, concerns over electric power supply and demand at fitness facilities in the Tohoku and Kanto regions, KONAMI will prepare responses to restricted electricity use, covering facility business hours, methods of operation and other aspects, while aiming to resume operations at facilities that were heavily damaged by the Great East Japan Earthquake.

Projected consolidated results for the fiscal year ending March 31, 2012 are as follows: net revenue of ¥258,000 million; operating income of ¥26,000 million; income before income taxes and equity in net income of affiliated companies of ¥24,000 million; and net income attributable to KONAMI CORPORATION of ¥14,000 million.

KONAMI, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the fiscal year. For this reason, projected consolidated results for the half year are not disclosed.

We will continue to make efforts to disclose quarterly financial results.

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥313,891 million as of March 31, 2011, increasing by ¥15,693 million compared with March 31, 2010. This increase mainly resulted from an increase in identifiable intangible assets due to acquisition of Takasago Electric Industry Co., Ltd., and an increase in cash.

Total Liabilities:

Total liabilities amounted to ¥115,484 million as of March 31, 2011, increasing by ¥6,517 million compared with March 31, 2010. This increase primarily resulted from an increase in debt assumed from Takasago Electric Industry Co., Ltd., and increases in trade notes, accounts payable and accrued income taxes.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥193,914 million as of March 31, 2011, increasing by ¥9,449 million compared with March 31, 2010. This mainly resulted from an increase in accumulated other comprehensive loss including foreign currency translation adjustments, a recognition of its net income and a decrease in treasury stock due to the execution of the share exchange agreements. KONAMI CORPORATION stockholders’ equity ratio was 61.8%, decreasing by 0.1% compared with March 31, 2010.

(2) Cash Flows

Cash flow summary for the year ended March 31, 2011:

	Millions of Yen
	Year ended March 31, 2010	Year ended March 31, 2011	Change
Net cash provided by operating activities	¥14,297	¥26,605	¥12,308
Net cash used in investing activities	(6,449)	(10,773)	(4,324)
Net cash used in financing activities	(10,744)	(6,182)	4,562
Effect of exchange rate changes on cash and cash equivalents	68	(849)	(917)
Net increase (decrease) in cash and cash equivalents	(2,828)	8,801	11,629

Cash and cash equivalents, end of the year	¥50,740	¥59,541	¥8,801

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the year ended March 31, 2011, amounted to ¥59,541 million, an increase of ¥8,801 million compared to the year ended March 31, 2010, and a year-on-year increase of 17.3%.

Cash flow summary for each activity for the year ended March 31, 2011 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥26,605 million for the year ended March 31, 2011, a year-on-year increase of 86.1%. This primarily resulted from the improvement of cash management of both sales receivables and trade notes and account payable, while net income has decreased compared to that for the year ended March 31, 2010.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥10,773 million for the year ended March 31, 2011, a year-on-year increase of 67.0%. This increase mainly resulted from an increase in capital expenditures for investments.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥6,182 million for the year ended March 31, 2011, a year-on-year decrease of 42.5%. This primarily resulted from proceeds from sale-leaseback transaction and a decrease in dividend payments.

The trends of cash flow index are as follows:

	Year ended March 31, 2010	Year ended March 31, 2011
Equity-assets ratio (%)	61.9	61.8
Equity-assets ratio at fair value (%)	80.7	66.8
Liabilities to cash flow ratio (years)	3.0	1.7
Interest coverage ratio (times)	9.1	17.3

Equity-assets ratio: Total stockholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Liabilities to cash flow ratio: Interest-bearing liabilities / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

2.	Cash flows from operating activities derive from our consolidated cash flow statement.

3.	Interest-bearing debt covers all liabilities with interest in our consolidated balance sheet.

3. Basic Policy on the Distribution of Profits

KONAMI believes that the provision of dividends and the enhancement of corporate value are important ways to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future possibility in order to continually reinforce KONAMI’s growth potential and competitiveness.

As for term-end dividends for the consolidated year ended March 31, 2011, 16 yen per share dividend was approved at the Board Meeting held on May 12, 2011. As a result, the dividends on an annual basis will be 32 yen per share, including the distributed interim dividend of 16 yen per share.

KONAMI plans to distribute dividends of 32 yen per share for the fiscal year ending March 31, 2012.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Organizational Structure of the Konami Group

The Konami Group is a corporate group engaged in the entertainment and health fitness industries providing customers with “High Quality Life.” The Konami Group is comprised of KONAMI CORPORATION (“the Company”) and its 27 consolidated subsidiaries and two equity-method affiliates.

The summary overview of the Company, consolidated subsidiaries and equity-method affiliates and the business segment in which they operate are as follows.

Though the four business segments shown below are based on the same categorization as described below in “6. Segment Information” under “4. Consolidated Financial Statements”, for the year ended March 31, 2011, we separately present Pachinko & Pachinko Slot Machines Segment once included “Other”.

Business Segments	Major Companies
Digital Entertainment		Konami Digital Entertainment Co., Ltd.
	Domestic	HUDSON SOFT CO., LTD.
Konami Manufacturing & Service, Inc., others (Note 2-2)

Konami Digital Entertainment, Inc.
Konami Digital Entertainment GmbH
	Overseas	Konami Digital Entertainment B.V.
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., others

Gaming & Systems	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., others

Pachinko & Pachinko Slot Machines	Domestic	KPE, Inc.
Takasago Electric Industry Co., Ltd. (Note 2-1), others

Health & Fitness		Konami Sports & Life Co., Ltd.
	Domestic	COMBI WELLNESS Corporation
Konami Manufacturing & Service, Inc.
Resort Solution Co., Ltd. (Note 3), others

Notes:

1.	Major companies that have operations in more than one business segment are included in each segment in which they operate.

2.	During the year ended March 31, 2011, primary changes in companies state as follows:

1)	The Company acquired shares of Takasago Electric Industry Co., Ltd. in January, 2011. Accordingly, Takasago Electric Industry Co., Ltd. including its subsidiaries and equity-method affiliates became consolidated subsidiaries and equity-method affiliates of the Company.

2)	The Company acquired shares of DIGITAL GOLF Inc. and made it a consolidated subsidiary in March, 2011.

3.	Resort Solution Co., Ltd. is an equity-method affiliate.

Business Organization

3. Management Policy

1. Management Policy

We, Konami Group of Companies, are aiming to be a business group that is always highly regarded by all people, by creating and providing them with “Valuable Time”. Furthermore, our basic management policy is to “value shareholders,” “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen.” We aim for the optimum use of the group’s managerial resources with the following as specific guiding principles for management: to “follow global standards,” “engage in fair competition” and “pursue high profits”.

To “value shareholders,” our basic policy is to emphasize payment of dividends and enhance our corporate value to return profits to our shareholders. It is also our policy to focus the investment of retained earnings after dividends in highly promising fields so that we may increase corporate value and enlarge resources for the payment of dividends in the future.

To “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen,” we focus on maintaining sound relationships with shareholders, investors, customers, business partners, employees and society as a whole, as well as carry out support activities in a wide range of fields including education, sports and culture.

In accordance with such basic policies, KONAMI will continue to seek to deliver dreams and excitement to people around the world by creating and providing “Valuable Time.”

2. Profit Appropriation Policy

KONAMI aims to continually enhance profitability through the improvement of operational efficiency. Emphasis is placed on three managerial indexes: the ratio of operating income to net sales, the ratio of net income to net sales and return on equity.

3. Medium- to Long-term Corporate Strategies and Objectives

Build a powerful organization that can respond to rapid changes in the global economy

Although there were signs of gradual recovery from the ongoing economic slowdown from the previous fiscal year, the global economy remains uncertain. There is also concern of a difficult business climate which persisted in our businesses – Digital Entertainment, Gaming & Systems, Pachinko & Pachinko Slot Machines and Health & Fitness – due to the impact of the economic uncertainty.

On the other hand, in our business environment, progress has been made in developing a network environment. In the process, users have begun sharing a variety of information, and communities are starting to emerge each of which is characterized by its distinct taste.

KONAMI has shifted to a holding company structure so that it may respond appropriately to a rapidly changing market environment and evolve into a flexible and sustainable entity. As such, there is now a clear separation between the management of the Konami group and the execution of duties for each business segment. In promoting the globalization of each business segment, we shifted to a system in which each KONAMI director is ultimately responsible for a business segment. This is to enable on-target response to the needs of each market as well as promote the agile development of each business. We also intend to promote the competitiveness and the sustainable growth of each group company. We believe that this will allow the whole Konami group to make a leap forward.

Enhance profitability and channel managerial resources to growth areas

In the Digital Entertainment segment, the popularization of games for social networking services (SNS) and the development of a globally connected online environment have led to an increase in users who seek new modes of play that emphasize network connectivity. The needs of such users are expected to become increasingly diverse. With such diversity and globalization sought by users, KONAMI intends to channel appropriate managerial resources in selective and focused manners.

In the Gaming & Systems segment, as for the casino market where KONAMI operates, the legalization of gambling is progressing in various countries and regions around the world, and the number of casinos is increasing each year. Business opportunities are continuously increasing for KONAMI, which manufactures and markets slot machines and offers participation agreements and the Konami Casino Management System that secure stable revenues for KONAMI. We will endeavor to expand our business in the future with strategic alliances with other companies.

In the Pachinko & Pachinko Slot Machines segment, KONAMI will strive to increase its market share by providing products leveraging the Group’s extensive entertainment expertise in step with market developments such as changes in how games are played and user preferences.

In the Health & Fitness segment, against the backdrop of higher health consciousness and increase in those with more leisure time due to the retirement of baby boomers, it is anticipated that health consciousness will become even higher in the future while preferences and lifestyles will diversify. In order to achieve further growth, we will take proactive steps to create value-added Konami Sports Club such as meeting the diversifying consumer needs and offering new lifestyle.

KONAMI plans to allocate appropriate managerial resources not only to the existing Digital Entertainment, Gaming & Systems, Pachinko & Pachinko Slot Machines and Health & Fitness but also to new business fields where growth is anticipated in the medium- to long-term.

4. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2010		March 31, 2011		March 31, 2011
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥50,740		¥59,541		$716,067
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥680 million and 275 million ($3,307 thousand) at March 31, 2010 and March 31, 2011, respectively	30,164		28,564		343,524
Inventories	23,497		25,479		306,422
Deferred income taxes, net	20,669		23,239		279,483
Prepaid expenses and other current assets	9,492		12,111		145,653

Total current assets	134,562	45.1	148,934	47.4	1,791,149
PROPERTY AND EQUIPMENT, net	62,434	20.9	59,508	19.0	715,670
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	226		140		1,684
Investments in affiliates	2,146		2,131		25,628
Identifiable intangible assets	35,246		41,565		499,880
Goodwill	21,899		21,880		263,139
Lease deposits	27,685		27,360		329,044
Deferred income taxes, net	3,531		2,934		35,286
Other assets	10,469		9,439		113,517

Total investments and other assets	101,202	34.0	105,449	33.6	1,268,178

TOTAL ASSETS	¥298,198	100.0	¥313,891	100.0	$3,774,997

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2010		March 31, 2011		March 31, 2011
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	—		¥4,000		$48,106
Current portion of long-term debt and capital lease obligations	¥2,433		6,783		81,575
Trade notes and accounts payable	16,138		19,003		228,539
Accrued income taxes	3,962		6,121		73,614
Accrued expenses	18,568		16,747		201,407
Deferred revenue	6,246		4,804		57,775
Other current liabilities	6,118		5,697		68,515

Total current liabilities	53,465	17.9	63,155	20.1	759,531
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	39,885		35,516		427,132
Accrued pension and severance costs	2,861		2,932		35,261
Deferred income taxes, net	4,162		5,503		66,181
Other long-term liabilities	8,594		8,378		100,758

Total long-term liabilities	55,502	18.6	52,329	16.7	629,332

TOTAL LIABILITIES	108,967	36.5	115,484	36.8	1,388,863

COMMITMENTS AND CONTINGENCIES

EQUITY:
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at March 31, 2010 and March 31, 2011	47,399	15.9	47,399	15.1	570,042
Additional paid-in capital	77,089	25.9	75,490	24.0	907,877
Legal reserve	284	0.1	284	0.1	3,416
Retained earnings	83,055	27.9	90,250	28.8	1,085,388
Accumulated other comprehensive income (loss)	(175)	(0.1)	(2,547)	(0.8)	(30,631)
Treasury stock, at cost- 10,039,336 shares and 7,359,029 shares at March 31, 2010 and March 31, 2011, respectively	(23,187)	(7.8)	(16,962)	(5.4)	(203,993)

Total KONAMI CORPORATION stockholders’ equity	184,465	61.9	193,914	61.8	2,332,099

Noncontrolling interest	4,766	1.6	4,493	1.4	54,035

TOTAL EQUITY	189,231	63.5	198,407	63.2	2,386,134

TOTAL LIABILITIES AND EQUITY	¥298,198	100.0	¥313,891	100.0	$3,774,997

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31, 2010		Year ended March 31, 2011		Year ended March 31, 2011
		%		%
NET REVENUES:
Product sales revenue	¥185,514		¥180,582		$2,171,762
Service revenue	76,630		77,406		930,920

Total net revenues	262,144	100.0	257,988	100.0	3,102,682

COSTS AND EXPENSES:
Costs of products sold	109,910		113,699		1,367,396
Costs of services rendered	75,824		75,333		905,989
Selling, general and administrative	55,407		46,253		556,260
Restructuring and impairment charges	2,339		—		—
Earthquake and related impairment charges	—		4,455		53,578
Gain on bargain purchase	—		(2,543)		(30,583)

Total costs and expenses	243,480	92.9	237,197	91.9	2,852,640

Operating income	18,664	7.1	20,791	8.1	250,042

OTHER INCOME (EXPENSES):
Interest income	165		268		3,223
Interest expense	(1,574)		(1,541)		(18,533)
Foreign currency exchange gain (loss), net	67		(342)		(4,113)
Other, net	(200)		(94)		(1,130)

Other income (expenses), net	(1,542)	(0.6)	(1,709)	(0.7)	(20,553)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	17,122	6.5	19,082	7.4	229,489
INCOME TAXES	3,600	1.3	6,401	2.5	76,981
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES, net	56	0.0	41	0.0	493

NET INCOME	13,578	5.2	12,722	4.9	153,001
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	264	0.1	(212)	(0.1)	(2,549)

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥13,314	5.1	¥12,934	5.0	$155,550

PER SHARE DATA:	Yen				U.S. Dollar
	Year ended March 31, 2010		Year ended March 31, 2011		Year ended March 31, 2011
Basic net income attributable to KONAMI CORPORATION per share	¥99.76		¥96.48		$1.16
Diluted net income attributable to KONAMI CORPORATION per share	99.76		96.48		1.16

Weighted-average common share outstanding	133,461,138		134,065,450
Diluted weighted-average common shares outstanding	133,461,138		134,065,450

3. Consolidated Statements of Stockholders’ Equity (Unaudited)

	Millions of Yen
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2009	¥47,399	¥77,090	¥284	¥76,947	¥98	¥(23,186)	¥178,632	¥4,907	¥183,539

Cash dividends attributable to KONAMI CORPORATION				(7,206)			(7,206)		(7,206)
Cash dividends attributable to noncontrolling interest								(381)	(381)
Purchase of treasury stock						(3)	(3)		(3)
Reissuance of treasury stock		(1)				2	1		1
Comprehensive income
Net income				13,314			13,314	264	13,578
Foreign currency translation adjustments					(207)		(207)	(4)	(211)
Net unrealized losses on available-for-sale securities					(8)		(8)		(8)
Pension liability adjustment					(58)		(58)	(20)	(78)

Total comprehensive income for the year							13,041	240	13,281

Balance at March 31, 2010	¥47,399	¥77,089	¥284	¥83,055	¥(175)	¥(23,187)	¥184,465	¥4,766	¥189,231

Cash dividends attributable to KONAMI CORPORATION				(5,739)			(5,739)		(5,739)
Cash dividends attributable to noncontrolling interest								(54)	(54)
Purchase of treasury stock						(101)	(101)		(101)
Reissuance of treasury stock		(1,599)				6,326	4,727		4,727
Comprehensive income
Net income				12,934			12,934	(212)	12,722
Foreign currency translation adjustments					(2,140)		(2,140)	(13)	(2,153)
Net unrealized losses on available-for-sale securities					(55)		(55)		(55)
Pension liability adjustment					(177)		(177)	6	(171)

Total comprehensive income for the year							10,562	(219)	10,343

Balance at March 31, 2011	¥47,399	¥75,490	¥284	¥90,250	¥(2,547)	¥(16,962)	¥193,914	¥4,493	¥198,407

	Thousands of U.S. Dollars
	Stockholders’ Equity						Total KONAMI CORPORATION stockholders’ equity	Non controlling Interest	Total Equity
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost
Balance at March 31, 2010	$570,042	$927,109	$3,416	$998,856	($2,104)	($278,857)	$2,218,462	$57,317	$2,275,779
Cash dividends attributable to KONAMI CORPORATION				(69,018)			(69,018)		(69,018)
Cash dividends attributable to noncontrolling interest								(647)	(647)
Purchase of treasury stock						(1,214)	(1,214)		(1,214)
Reissuance of treasury stock		(19,232)				76,078	56,846		56,846
Comprehensive income
Net income				155,550			155,550	(2,549)	153,001
Foreign currency translation adjustments					(25,741)		(25,741)	(155)	(25,896)
Net unrealized losses on available-for-sale securities					(655)		(655)		(655)
Pension liability adjustment					(2,131)		(2,131)	69	(2,062)

Total comprehensive income for the year							127,023	(2,635)	124,388

Balance at March 31, 2011	$570,042	$907,877	$3,416	$1,085,388	$(30,631)	$(203,993)	$2,332,099	$54,035	$2,386,134

4. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2010	Year ended March 31, 2011	Year ended March 31, 2011
Cash flows from operating activities:
Net income	¥13,578	¥12,722	$153,001
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	12,899	12,388	148,984
Provision for doubtful receivables	259	(192)	(2,309)
Restructuring and impairment charges	2,339	—	—
Earthquake and related impairment charges	—	4,455	53,578
Gain on bargain purchase	—	(2,543)	(30,583)
Gain or loss on sale or disposal of property and equipment, net	822	271	3,259
Equity in net loss (income) of affiliated companies	(56)	(41)	(493)
Deferred income taxes	(3,577)	(918)	(11,040)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(261)	2,385	28,683
Decrease (increase) in inventories	(2,455)	(2,632)	(31,654)
Decrease (increase) in other receivables	(406)	20	240
Decrease (increase) in prepaid expenses	(24)	101	1,215
Increase (decrease) in trade notes and accounts payable	(949)	2,357	28,346
Increase (decrease) in accrued income taxes, net of tax refunds	(2,526)	576	6,927
Increase (decrease) in accrued expenses	(262)	(425)	(5,111)
Increase (decrease) in deferred revenue	(1,294)	(1,157)	(13,915)
Increase (decrease) in advance received	(478)	(185)	(2,225)
Increase (decrease) in deposits	(396)	(117)	(1,407)
Other, net	(2,916)	(460)	(5,532)

Net cash provided by operating activities	14,297	26,605	319,964

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2010	Year ended March 31, 2011	Year ended March 31, 2011
Cash flows from investing activities:
Capital expenditures	(6,318)	(10,554)	(126,927)
Proceeds from sales of property and equipment	10	8	96
Acquisition of new subsidiaries	—	679	8,166
Decrease (increase) in lease deposits, net	(374)	497	5,977
Decrease (increase) in term deposits, net	—	(1,412)	(16,981)
Other, net	233	9	108

Net cash used in investing activities	(6,449)	(10,773)	(129,561)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	—	680	8,178
Repayments of long-term debt	(592)	(278)	(3,343)
Principal payments under capital lease obligations	(2,581)	(2,678)	(32,207)
Dividends paid	(7,569)	(5,785)	(69,573)
Purchases of treasury stock by parent company	(3)	(101)	(1,215)
Proceeds from sale-leaseback transaction	—	1,975	23,752
Other, net	1	5	60

Net cash used in financing activities	(10,744)	(6,182)	(74,348)
Effect of exchange rate changes on cash and cash equivalents	68	(849)	(10,210)

Net increase (decrease) in cash and cash equivalents	(2,828)	8,801	105,845

Cash and cash equivalents, beginning of the period	53,568	50,740	610,222

Cash and cash equivalents, end of the period	¥50,740	¥59,541	$716,067

5. Going concern assumption:

None

6. Segment Information (Unaudited)

(1) Segment information

Year ended March 31, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥142,239	¥19,996	¥14,429	¥85,480	—	¥262,144
Intersegment	411	—	—	285	¥(696)	—

Total	142,650	19,996	14,429	85,765	(696)	262,144
Operating expenses	121,167	15,323	11,577	87,687	7,726	243,480

Operating income (loss)	¥21,483	¥4,673	¥2,852	¥(1,922)	¥(8,422)	¥18,664

Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,474	¥21,868	¥17,985	¥85,661	—	¥257,988
Intersegment	650	—	2	250	¥(902)	—

Total	133,124	21,868	17,987	85,911	(902)	257,988
Operating expenses	116,099	15,420	11,788	88,456	5,434	237,197

Operating income (loss)	¥17,025	¥6,448	¥6,199	¥(2,545)	¥(6,336)	¥20,791

Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,593,193	$262,995	$216,296	$1,030,198	—	$3,102,682
Intersegment	7,817	—	24	3,007	$(10,848)	—

Total	1,601,010	262,995	216,320	1,033,205	(10,848)	3,102,682
Operating expenses	1,396,260	185,448	141,768	1,063,812	65,352	2,852,640

Operating income (loss)	$204,750	$77,547	$74,552	$(30,607)	$(76,200)	$250,042

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including Social games, Online games, Computer & Video Games, Amusement and Card Games.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

	4.	From the year ended March 31, 2011, we separately present Pachinko & Pachinko Slot Machines Segment which has been included in “other” segment.

(2) Geographic information

Year ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	199,427	33,845	22,598	6,560	262,430	(18,950)	243,480

Operating income (loss)	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intersegment	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	201,244	32,144	18,670	6,687	258,745	(21,548)	237,197

Operating income (loss)	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$2,338,316	$443,416	$234,817	$86,133	$3,102,682	—	$3,102,682
Intersegment	208,875	22,093	19,976	8,539	259,483	$(259,483)	—

Total	2,547,191	465,509	254,793	94,672	3,362,165	(259,483)	3,102,682
Operating expenses	2,420,253	386,578	224,534	80,421	3,111,786	(259,146)	2,852,640

Operating income (loss)	$126,938	$78,931	$30,259	$14,251	$250,379	$(337)	$250,042

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

- Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

- Significant change in preparation basis for quarterly consolidated financial statements

1.	Effective October 1, 2010, KONAMI has adopted Accounting Standards Update (“ASU”) of the Financial Accounting Standard Board Accounting Standard Codification No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. ASU2010-20 requires to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. The adoption of ASU2010-20 did not have a material impact on KONAMI’s consolidated financial statements.

2.	Effective April 1, 2010, KONAMI has adopted ASU2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-13 provides amendments to the criteria for allocation of revenues in multiple-deliverable arrangements, and in the absence of vendor-specific objective evidence or a third-party evidence concerning a selling price of deliverable products and services, sets forth a provision to allocate revenues in relation to products and services by applying an estimated selling price. The adoption of ASU2009-13 had only a minor impact on KONAMI’s consolidated financial statements.

3.	Effective April 1, 2010, KONAMI has adopted ASU2009-14 “Certain Revenue Arrangements That Include Software Elements-a consensus of the FASB Emerging Issues Task Force”. ASU2009-14 is to exclude tangible products containing software components that function to deliver the product’s essential functionality from the criteria for software revenues. The adoption of ASU2009-14 had only a minor impact on KONAMI’s consolidated financial statements.

- Subsequent Events

For the Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010): None

For the Fiscal Year Ended March 31, 2011 (April 1, 2010 – March 31, 2011):

In accordance with a share exchange agreement between the Company and HUDSON SOFT CO., LTD. (“HUDSON”), a consolidated subsidiary of the Company, pursuant to the resolution of the Company’s board of directors’ meeting held on January 20, 2011, the Company executed the share exchange agreement on April 1, 2011 and made HUDSON a wholly owned subsidiary of the Company. Under the terms of the agreement, 0.188 shares of the Company’s common stock were exchanged for a common share of HUDSON. The Company used approximately 2,491 mil shares of its treasury stock for the allocation of shares for HUDSON’s shareholders.